CHANGE OF ADVISER

Toronto, Ontario – January 27, 2011:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce that it has appointed Collins Stewart Europe Limited as its Nominated Adviser and Broker with immediate effect.

This appointment has been made inter alia to assist Caledonia’s marketing efforts to Institutional Investors in the United Kingdom and Europe.

For more information, please contact:

Mark Learmonth              Alex Buck                    Martin Eales

Caledonia Mining                          BuckBias                                 RBC Capital Markets
Tel: +27 11 447 2499                       Tel: +44 7932 740 452            Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.